[GOODWIN PROCTER LETTERHEAD]	Yoel Kranz 617.570.1760 ykranz@goodwinprocter.com	Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

September 17, 2010

VIA EDGAR AND FACSIMILE TRANSMISSION (202.772.9361)

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Attn: Scott Anderegg

Re:
Atlantic Power Corporation
Registration Statement on Form S-l
Filed August 16, 2010
Amendment No. 1 to Registration Statement on Form S-l
Filed August 20, 2010
File No. 333-168855
Registration Statement on Form S-l
Filed August 16, 2010
Amendment No. 1 to Registration Statement on Form S-l
Filed August 20, 2010
File No. 333-168856

Ladies and Gentlemen:

        This letter is submitted on behalf of Atlantic Power Corporation (the "Company") in response to comments received on September 13, 2010 from the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the Company's registration statement on Form S-1 (File No. 333-168855) (the "Equity Registration Statement") and registration statement on Form S-1 (File No. 333-168856) (the "Debenture Registration Statement" and together with the Equity Registration Statement, the "Registration Statements"), each as filed with the Commission on August 16, 2010, as well as Amendment No. 1 to each Registration Statement as filed with the Commission on August 20, 2010. The Company is concurrently filing an Amendment No. 2 to the Equity Registration Statement and the Debenture Registration Statement (the "Equity Amendment No. 2" and the "Debenture Amendment No. 2," respectively, and collectively, the "Amendments No. 2"), which includes changes to reflect responses to the Staff's comments. The Company will separately deliver to you copies of Amendments No. 2, marked to show changes from the Registration Statements.

        In addition, set forth below are the Company's responses to your comment letter. For your convenience, we have reproduced herein each of your numbered comments in bold font before the Company's response thereto. Unless otherwise indicated, page references in the descriptions of the Staff's comments refer to the Registration Statements, and page references in the responses refer to Amendments No. 2.

Registration Statement on Form S-l, File No. 333-168855

1.
Please tell us your consideration of disclosing pro forma information reflecting the separate impacts of a) the use of common stock offering proceeds to repay debt; and b) the new convertible debt financing. Refer to Article 11 of Regulation S-X.

  Response: Rule 11-01 of Regulation S-X requires the disclosure of pro forma financial information in specified instances, including certain business combinations, significant acquisitions and dispositions of assets, rollups, spinoffs and "other events or transactions . . . for which disclosure of pro forma financial information would be material to investors." We do not believe that any of these are applicable to the Company. While proceeds from the offerings will be used to fund (or repay indebtedness that was incurred to fund) an investment in two power projects, the two transactions are unrelated and do not, individually or in the aggregate, rise to the level of significance contemplated by Rule 11-01. Moreover, both of the relevant projects are in development and are not expected to begin operations until 2011 and 2012. Likewise, while a portion of the proceeds from the offerings are intended to be used to repay amounts drawn under the Company's revolving credit facility, this will be a relatively small amount ($20 million) in the context of the Company's capitalization and results.

  We also note that the disclosure included under "Capitalization" on page 32 of the Equity Amendment No. 2 and page 36 of the Debenture Amendment No. 2 sets forth on a pro forma (or "as adjusted") basis the Company's capitalization after giving effect to (i) the receipt of net proceeds in the offerings, (ii) repayment of amounts outstanding under the credit facility and (iii) the incurrence of new convertible debt pursuant to the concurrent offering of debentures. We thus determined that further pro forma financial information would not be of material use to investors.

Prospectus Cover Page

2.
Please remove the phrase "Sole Book-Running Manager" from the cover of your prospectus.

  Response: In response to the Staff's comment, we have removed this phrase from the cover of the prospectus in the Equity Amendment No. 2.

3.
We note that you have not provided your pricing information. We may have additional comments when you provide this information.

        Response: We note the Staff's comment.

Table of Contents, page i

4.
Please amend the last sentence of the penultimate paragraph to note that the information will always be materially accurate at the time the prospectus is delivered or the securities sold, or delete it.

  Response: In response to the Staff's comments, we have deleted the last two sentences of the penultimate paragraph on page i of both Amendments No. 2.

Prospectus Summary, page 1

5.
Please revise your prospectus to avoid using parenthetical definitions that use abbreviations for terms; such as "PPAs", "TSRs" and "EWGs." Where there is a risk of misunderstanding, the term should be clarified in context.

  Response: In response to the Staff's comment, we have significantly reduced the use of abbreviations for terms in Amendments No. 2. We note that there are certain abbreviations that are so widely used in the industry as to be well understood by the investing community at first glance (such as "MW", "PPA" and "FERC") and we have accordingly retained use of such abbreviations.

Our Competitive Strengths, page 2

6.
If you choose to highlight your company's strengths in the summary, please balance that disclosure with a discussion of the principal challenges or risks facing the company. Please also ensure that this disclosure represents a summary of your strengths, as the disclosure appears to be identical to the disclosure that appears on pages 72-73.

  Response: In response to the Staff's comment we have revised our disclosure of "Competitive Strengths" on page 2 of both Amendments No. 2. We have also added a summary discussion of the principal challenges and risks facing the Company on page 6 of both Amendments No. 2.

Summary Historical Financial Information, page 9

7.
It appears there may be a computational or typographical error in the Cdn$ diluted earnings per share amounts for the year ended December 31, 2008 that are shown here and on page 32 since diluted earnings per share cannot be greater than basic earnings per share. Please revise your presentation to address this issue. Please also revise to provide a footnote to the tables reconciling how diluted earnings per share in US$ and Cdn$ were computed. Refer also to the similar comment included below regarding the diluted income per share amount shown on your quarterly statements of operations for the three months ended June 30, 2010 on page F-40.

  Response: We have recalculated our diluted earnings per share amounts and these revised numbers are included on pages 9 and 33 of the Equity Amendment No. 2 and pages 10 and 37 of the Debenture Amendment No. 2. In response to the Staff's comment, we have also added footnotes to the tables on pages 9 and 33 of the Equity Amendment No. 2 and pages 10 and 37 of the Debenture Amendment No. 2 reconciling how diluted earnings per share in US$ and Cdn$ were computed.

Risk Factors, page 10

8.
We refer you to your risk factor entitled "Financing arrangements could negatively impact [y]our business." In light of the concurrent debt offering, please revise this risk factor to quantify the amount of debt you have outstanding that is discussed in this risk factor, with a view to providing investors with additional information as to why such arrangements could negatively impact your business.

  Response: In response to the Staff's comment, we have revised our disclosure on page 17 of the Equity Amendment No. 2 and page 18 of the Debenture Amendment No. 2 to quantify the amount of debt outstanding.

Cautionary Statement Regarding Forward-Looking Statements, page 24

9.
We note your reference to the Private Securities Litigation Reform Act. Section 27A(b)(2)(D) of the Securities Act of 1933 and Section 21E(b)(2)(D) of the Securities Exchange Act of 1934 expressly states that the safe harbor for forward looking statements does not apply to statements made with respect to the business or operation of an issuer if the offering is the issuer's initial public offering. Please delete references to the Litigation Reform Act. Please remove this language.

  Response: In response to the Staff's comment, we have deleted references to the Litigation Reform Act on page 24 of the Equity Amendment No. 2 and page 28 of the Debenture Amendment No. 2. Please note that this should not be deemed a concession by the Company that the safe harbor for forward looking statements is not applicable.

Use of Proceeds, page 27

10.
Disclose how you will prioritize your use of proceeds if the concurrent offering of convertible debentures is not successfully completed.

  Response: In response to the Staff's comment, we have revised our disclosure on page 27 of the Equity Amendment No. 2 and page 31 of the Debenture Amendment No. 2 to disclose how we intend to prioritize our use of proceeds if either of the concurrent offerings is not successfully completed.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Recent Accounting Pronouncements, page 64

11.
Please update your disclosures regarding the consolidation guidance applied to variable interest entities and the amendments to the fair value measurements and disclosures topic of the codification to reflect that you adopted these pronouncements in fiscal 2010.

  Response: In response to the Staff's comment, we have updated our disclosure in on page 65 of the Equity Amendment No. 2 and page 68 of the Debenture Amendment No. 2 to reflect the adoption of the relevant pronouncements in fiscal 2010.

Where you can find more information, page 136

12.
Your last sentence in this section indication that you have filed a separate registration statement to register the offer and sale of common shares. We presume that you mean to refer to the offering of debt here.

  Response: We have corrected this typographical error on page 142 of the Equity Amendment No. 2.

Financial Statements, page F-l

13.
Please prominently mark all unaudited financial statements of equity method investees as unaudited. To the extent unaudited periods are presented alongside audited periods, please be sure to label the respective columns and footnote amounts accordingly.

  Response: Please note that only audited financial statements have separately been provided in the Registration Statements for equity method investees. However, in accordance with Rule 3-09 of Regulation S-X, the report of independent accountants is provided only for those fiscal years in which either the first or third condition set forth in Rule 1-02(w) (substituting 20 percent for 10 percent) is met. Each of the separately provided financial statements in the Registration Statements is prefaced by a statement as to which reports of the independent accountants are included. For example, the combined financial statements of Gregory Partners, LLC and Gregory Power Partners, L.P. for the years ended December 2008 and 2007 state that they are presented without the related report of independent accountants for the year ended December 31, 2008 and that the report of independent accountants is presented for the year ended December 31, 2007 pursuant to the requirements of Rule 3-09 of Regulation S-X (please see page F-171 of both Amendments No. 2).

Atlantic Power Corp. Quarterly Financial Statements, page F-39

Consolidated Statements of Operations, page F-40

14.
Similar to the comment above on Summary Historical Financial Information, it appears there may be a computational or typographical error in the diluted income per share amount that is shown for the three months ended June 30, 2010, since diluted income per share cannot be greater than basic income per share. Please revise your presentation to address this issue. Please also revise your footnote disclosures regarding earnings per share to include a reconciliation of both the numerators and denominators of the basic and diluted per-share computations. In this regard, we assume the dilutive effect of the assumed conversion of convertible debentures impacts both the numerator and denominator of the per-share computations. Refer to ASC 260.

  Response: We have recalculated our diluted earnings per share amounts and these numbers are included on page F-40 of both Amendments No. 2. In our revised calculation, we excluded interest expense attributable to the convertible debentures from the calculation of our diluted earnings per share, as the effect to the diluted earnings per share was antidilutive. Please note that footnote 11 to our quarterly unaudited financial statements on page F-58 of both Amendments No. 2 describes the methodology we use to calculate US$ basic and diluted earnings per share and provides tabular disclosure that reconciles basic and diluted shares outstanding. We calculate Cdn$ basic and diluted earnings per share by converting the US$ using the average applicable exchange rates.

Notes to Consolidated Financial Statements, page F-42

15.
Please explain why you have not provided summarized income statement information for each unconsolidated subsidiary or group of unconsolidated subsidiaries for which separate or group statements are otherwise required for annual periods. Refer to Rule 10-01(b)(l) of Regulation S-X.

  Response: We have not provided summarized income statement information for each unconsolidated subsidiary as of the six month periods ended June 30, 2010 and 2009, respectively, as no separate or group statements were required for the annual period ended December 31, 2009.

Note 9. Income Taxes, page F-55

16.
Please refer to ASC 740-270-50-1 and disclose with more specificity the reasons for significant variations in your effective tax rate between periods. Your disclosure that the difference between the effective and statutory rate for the periods presented is primarily due to an increase in the valuation allowance and various other permanent differences seems to warrant further elaboration given that the increase in the valuation allowance appears to make up only a small part of the total differences between the effective and statutory rates. We believe comparative analysis of income tax expense (benefit) and the effective tax rate for the periods presented should also be provided in Management's Discussion and Analysis of Financial Condition and Results of Operations.

  Response: In response to the Staff's comment, we have revised our disclosure on page F-55 of both Amendments No. 2 to include a detailed explanation for the difference between the effective and statutory rate for the six months ended June 30, 2010. We have also added similar disclosure to Management's Discussion and Analysis of Financial Condition and Results of Operations on page 42 of the Equity Amendment No. 2 and page 45 of the Debenture Amendment No. 2.

Item 17.    Undertakings, page II-4

17.
Notwithstanding the Fact that your offering is not a delayed or continuous one, you are still required to provide the undertakings located at Item 512(a)(6) of Regulation S-K because this offering constitutes an initial distribution of securities. Please revise.

  Response: In response to the Staff's comment, we have revised "Undertakings" on page II-5 of the Equity Amendment No. 2 and page II-4 of the Debenture Amendment No. 2 to include the undertakings located at Item 512(a)(6) of Regulation S-K.

Exhibit 5.1

18.
We note the disclosure in counsel's legal opinion that counsel disclaims any obligation "to advise you of any change after the date hereof in or affecting any matter set forth [t]herein." Please have counsel revise the opinion to state that they have no obligation to update the opinion as of the date of effectiveness, or have counsel re-file the opinion on the date of effectiveness. This comment also applies to Exhibit 5.1, to the registration statement on Form S-l, file no. 333-168856.

  Response: We advise the Staff that counsel will re-file the opinion on the date of effectiveness of the Registration Statements.

19.
We note that the legal opinion indicates that it relates only to the province of Ontario and the federal laws of Canada. Counsel must opine under the laws of the jurisdiction of incorporation or organization of the registrant or, in this case, British Columbia. Please provide an opinion of counsel that renders an opinion under British Columbia law. Note that we will accept an opinion of counsel that is rendered for a jurisdiction in which counsel is not admitted to practice as long as the opinion is not otherwise qualified as to jurisdiction. This comment also applies to Exhibit 5.1 to the registration statement on Form S-l, file no. 333-168856 with respect to the shares of common stock that are covered by the registration statement.

  Response: In response to the Staff's comment, the revised opinions filed as Exhibits 5.1 to Amendments No. 2 contain opinions rendered under the laws of British Columbia.

Registration Statement on Form S-l, File No. 333-168856

20.
Please address the applicable comments above in this filing.

  Response: As noted in our responses above, we have made all applicable changes and revisions in both Amendments No. 2.

21.
Please file the first supplemental indenture in the registration statement before effectiveness.

  Response: The form of first supplemental indenture has been filed as Exhibit 4.5 to the Debenture Amendment No. 2.

22.
Material terms of the debentures have not been provided. We may have additional comments when you provide this information.

        Response: We note the Staff's comment.

Prospectus Cover Page

23.
Please disclose the current amount of debt that ranks equal with our senior to the debentures and, if true, that you expect to incur additional debt in the future. Please make a similar disclosure in your prospectus summary under the subtitle "The Debentures" on page 6.

  Response: In response to the Staff's comment, we have included the requested disclosure in the Debenture Amendment No. 2 on the prospectus cover page and in the prospectus summary on page 8.

Ratio of Earnings to Fixed Charges, page 30

24.
Please revise your disclosure to clarify how income or loss from equity investees and distributed income of equity investees are considered in the calculation of earnings in the numerator of the earnings to fixed charges ratios. Refer to Item 503(d) of Regulation S-K.

  Response: In response to the Staff's comment, we have revised our disclosure accordingly on page 32 of the Debenture Amendment No. 2.

Description of Debentures, page 123

25.
We note that in connection with your ability to deliver common shares to satisfy your obligation to repay principal under the debentures and in connection with the make whole premium upon a change of control you reference that such actions are subject to regulatory approval. In each case please explain the necessary regulatory approval.

  Response: In response to the Staff's comment, we have revised our disclosure on pages 128 and 131 of the Debenture Amendment No. 2 to summarize the necessary regulatory approval.

Conversion Privilege, page 124

26.
We note your risk factor on page 23, "The Debentures may become convertible into other securities, cash or property following certain transactions." We note in your description here of the events that would trigger a conversion and those that would require an adjustment of the conversion rights. Please describe in greater detail how the debentures would be converted into property or other securities.

  Response: In response to the Staff's comment, we have revised our disclosure on page 127 of Debenture Amendment No. 2 to describe in more detail how the debentures would be converted into property or other securities.

*  *  *  *  *

        We are forwarding a courtesy package to you. The courtesy package includes this letter and marked and unmarked copies of the Amendments No. 2. The marked copies show changes from the Amendments No. 1 to each of the Registration Statements filed with the Commission on August 20, 2010.

        Please note that the Company acknowledges, and has authorized us to include in this letter, the following:

  Notwithstanding your comments, in the event the Company requests acceleration of the effective date of the pending registration statements, it will furnish a written statement from the Company acknowledging that:

    •
    should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    •
    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    •
    the Company may not assert staff comments and declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any further questions concerning the Amendments No. 2, please contact me at 617.570.1760.

Very truly yours,
/s/ Yoel Kranz Yoel Kranz, Esq. Goodwin Procter LLP
cc:
Patrick Welch, Atlantic Power Corporation
Laura Hodges Taylor, Esq., Goodwin Procter LLP